ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 27, 2012	Jeremy C. Smith T +1 212 596 9858 F +1 646 728 1643 jeremy.smith@ropesgray.com

VIA EDGAR AND BY E-MAIL

Re:          PNC Target Date Funds

Dear Mr. Ganley:

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 93 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A.  PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 13, 2012 in connection with PNC Funds’ new series, PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, PNC Target 2050 Fund and PNC Retirement Income Fund (each, a “Fund” and, together, the “Funds”).  You communicated these comments to me and Lauren D. Macioce via telephone on August 30, 2012.  The Staff’s comments and PNC Funds’ responses are set forth below.  These responses will be reflected in Post-Effective Amendment No. 95 to PNC Funds’ Registration Statement, which we expect will be filed on or before September 28, 2012.

Prospectuses: The following comments and responses apply across all the Funds and share classes.  Where responses include revised disclosure, underlining indicates added text and strike-through indicates deleted text.

1.             Comment: Please add disclosure to the “Principal Investment Strategy” section for each Fund identifying any expected limitations on investments in foreign securities and emerging market securities.

Response: PNC Funds has added the following disclosure to each Fund’s “Principal Investment Strategies” section:

“The Fund will generally seek to limit its investment in foreign equity securities so that, under normal market conditions, no more than 40% of its assets invested in equity securities will be invested in foreign securities and no more than one-third of its assets invested in foreign securities will be invested in emerging market securities.  The Fund’s investment exposure to foreign securities and emerging markets may exceed these stated limits because of, among other things, fluctuations in market values, market conditions or the presence of attractive investment opportunities.”

2.             Comment: Please add disclosure to the “Principal Investment Strategy” section for each Fund identifying the expected limitations on high-yield debt securities.

Response:  PNC Funds has added the following disclosure to each Fund’s “Principal Investment Strategies” section:

“The Fund will generally seek to limit its investment in high yield debt securities so that no more than 20% of its assets invested in fixed income securities will be invested in high yield debt securities.  The Fund’s investment exposure to high yield debt securities may exceed 20% because of, among other things, fluctuations in market values, market conditions or the presence of attractive investment opportunities.”

3.             Comment: With respect to the stated principal investment strategy for equity securities, please identify the market capitalization ranges in which each Fund will invest as well as the types of investment techniques that will be used (e.g., growth, value, a blend of those two or another strategy).

Response:  PNC Funds has added the following disclosure to each Fund’s “Principal Investment Strategies” section:

“Although the Fund may invest in equity securities of any kind, the Fund normally expects to invest primarily in equity securities of companies whose market capitalizations fall within or near the market capitalization range of companies in the Russell 3000 Index.”

“The Fund anticipates that it will employ a range of investment strategies, including, without limitation, value and growth investing.”

4.             Comment: With respect to the stated principal investment strategy for fixed-income investments, please describe the expected quality and duration of the portfolio of fixed-income investments in which each Fund will invest.

Response:  PNC Funds has revised the relevant disclosure for each Fund as follows:

“The Fund may invest in fixed income securities of any kind, including investment grade bonds, high yield debt (junk bonds), sovereign debt, inflation-protected securities, floating and variable rate instruments, mortgage- and asset-backed securities, convertible bonds, municipal bonds, money market instruments, certificates of deposit, and other forms of debt or income-producing securities, including debt that may be restricted as to resale.  Investment grade securities are those rated in one of the four highest rating categories by at least one NRSRO, or, if unrated, determined by the Adviser to be of comparable quality.  The Fund may invest in fixed income securities of any maturity and may seek to create a portfolio of fixed income securities with any weighted average duration.  The Fund does not expect, under current market conditions, that its weighted average duration will significantly exceed that of the longer of Barclays Capital Aggregate

Bond Index’s and Barclay’s Capital U.S. Government/Credit Bond Index’s weighted average durations.  The Fund will generally seek to limit its investment in high yield debt securities so that no more than 20% of its assets invested in fixed income securities will be invested in high yield debt securities.  The Fund’s investment exposure to high yield debt securities may exceed 20% because of, among other things, fluctuations in market values, market conditions or the presence of attractive investment opportunities.”

5.             Comment: Please consider adding additional disclosure for each Fund that will seek income as part of its investment objective.

Response:  PNC Funds has revised the investment objective of each Fund (other than the PNC Retirement Income Fund) as follows:

“The Fund seeks to invest in a portfolio of investments that will provide an appropriate balance between capital appreciation and capital preservation in light of the Fund’s target date, with income as an additional goal as the Fund nears its target retirement date.”

6.             Comment: Please state whether the Funds intend to offer shares of the Funds through programs that will charge a separate advisory fee.

Response:  The Funds are primarily intended to be offered to retirement plan investors.  Although sponsors of such plans may charge fees and expenses in connection with the services they provide, the Funds’ investment adviser, PNC Capital Advisors, LLC, does not expect at this time that such plans will charge fees for advisory services.  The Funds’ shares are offered to the public and it is possible certain advisors or other investment professionals may utilize shares of the Funds in connection with investment programs that include fees for advisory services.

7.             Comment: Please confirm whether the Funds currently intend to invest in commodities through a wholly-owned subsidiary organized under the laws of a foreign jurisdiction.  If not, please move the related disclosure out of the Principal Investment Strategies sections of each Fund.

Response:  Although the Funds may in the future invest in commodities through a wholly-owned subsidiary organized under the laws of a foreign jurisdiction, the Funds have no current intention to do so, and, accordingly, have removed the related disclosure from each Fund’s strategy description under “Principal Investment Strategies” in the summary section.

8.             Comment: Please describe with greater detail the derivative instruments you expect to use as a part of a Fund’s principal investment strategies and the purposes for which they will be used.

Response:  PNC Funds has added the following disclosure to each Fund’s “Principal Investment Strategies” section:

“The Funds initially expect to use derivative instruments primarily to provide some measure of protection against significant market volatility, including through the use of put options based on indices, and to generate income, for example, by writing call options on equity securities.  Derivatives may be used for any purpose, however, and there can be no assurance that the Funds use of derivatives will benefit the Fund or that the Fund will use derivative instruments at a time when it would be advantageous to do so.”

9.             Comment: Please consider using a term other than “diversifiers” to describe the instruments in which the Fund will invest or explain supplementally why that term is appropriate to describe those instruments.

Response:  PNC Funds respectfully submits that the term “diversifiers” is an appropriate way to describe this asset class, which is composed of investments primarily intended to bring an additional level of diversification to the Funds.  To clarify the term, PNC Funds has revised the disclosure for each Fund as follows:

“The Fund may seek exposure to other asset classes (“diversifiers”) to diversify the Fund’s risks, achieve the Fund’s investment objective and seek real return (i.e., a rate of return in excess of inflation).  The investment performance of these assets is typically characterized by, among other things, a historical lack of close correlation with the performance of traditional asset classes (e.g., stocks and bonds) and, thus, the Fund may invest in them to seek an additional level of diversification and, potentially, lower overall volatility.  The Fund may seek exposure to diversifiers, such as commodities, real estate, natural resources, infrastructure projects or operations and other hard assets, through, among other things, investments in investment companies, REITs, exchange-traded notes~~,~~ and derivative instruments ~~and/or a wholly owned subsidiary organized under the laws of a foreign jurisdiction that will make commodity-related investments~~.”

Under “Principal Risks,” we have also identified the principal risks associated with these asset classes, including “Commodity Risk,” “Real Estate Risk,” “Investment Company Risk” and “Derivatives Risk.”

10.           Comment: Please provide additional disclosure describing how the Funds determine what percentage of a Fund’s assets will be allocated within the stated permissible range for each asset class.  For example, what factors might cause the Fund to allocate more or less of a Fund’s assets to a particular asset class?

Response:  PNC Funds has revised the relevant disclosure for each Fund as follows:

“The actual allocation of the Fund will include tactical allocations that reflect the Adviser’s view of how the Fund’s investments should be allocated under then-existing market conditions to achieve the Fund’s investment objective, taking into account various factors, such as historical rates of returns on the relevant asset classes, the Adviser’s market and economic outlook, interest rates and interest rate expectations and the relative attractiveness of an asset class versus other asset classes, none of which will be decisive individually.”

11.           Comment: Please consider deleting the portions of the glide path graphs showing periods of time prior to a Fund’s launch.

Response:  For Funds with a shorter investment horizon, PNC Funds believes that a graph showing a period of time slightly longer than the life of the Fund provides helpful and clear information to investors; for Funds with a longer investment horizon, PNC Funds will consider in the future whether to remove the portions of their respective graphs that represent periods of time that have already passed.

Statement of Additional Information: The following comments and responses apply across all the Funds and share classes.

12.           Comment: On page 54 of the Amendment, the first investment restriction of the Funds provides that the Funds “[m]ay not purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that…(a) there is no limitation with respect to investment in investment companies or obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments[.]”  Please clarify that the proviso applies only to tax-exempt bonds per Investment Company Act Release No. 9785 (pub. avail. May 1977) (“Release 9785”).

Response: PNC Funds respectfully submits that the following language, which is included shortly after the language cited in the comment above, addresses the Staff’s concern: “[f]or purposes of the above investment limitations, a security is considered to be issued by the governmental entity (or entities) whose assets and revenues back the security, or, with respect to a private activity bond that is backed only by the assets and revenues of a nongovernmental user, a security is considered to be issued by such nongovernmental user.”

13.           Comment: Please confirm supplementally that, to the extent the Funds invest in other registered investment companies advised by the Funds’ investment adviser (“affiliated funds”), the Funds will look through those affiliated funds for purposes of determining each Fund’s compliance with its policy regarding industry concentration.

Response:  PNC Funds confirms that the Funds intend to look through to a Fund’s investments in underlying affiliated funds for purposes of calculating such Fund’s industry concentration to the extent practicable.

14.           Comment: Please remove the Certificate of Secretary that appears after the signature page to the Amendment.

Response: PNC Funds confirms that it will remove the Certificate of Secretary.

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at 212-596-9858 or Lauren D. Macioce at 212-596-9883 if you have any questions or require additional information.

Regards,

/s/ Jeremy C. Smith
Jeremy C. Smith